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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: June 24, 2016	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Arbitration Award Regarding Stake in Tata Teleservices

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NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

June 24, 2016

Arbitration Award Regarding Stake in Tata Teleservices

NTT DOCOMO, INC. announced today that it received on June 23, 2016 from the London Court of International Arbitration a binding arbitration award under the arbitration proceeding regarding its stake in Tata Teleservices Limited (TTSL), a telecommunication service provider in India, which was announced previously in a Form 6-K filing entitled “NTT DOCOMO Files Arbitration Request Regarding Stake in Tata Teleservices” filed on January 5, 2015.

Details of the arbitration are as follows:

1.	Reason and background of request for arbitration

Under the terms of the shareholders agreement between DOCOMO, TTSL and Tata Sons Limited (Tata Sons), DOCOMO exercised on July 7, 2014 its right (option) to request that a suitable buyer be found to purchase its TTSL shares for 50% of the acquired price, amounting to 72.5 billion Indian rupees (or [US$ 1,172 million]*), or a fair market value, whichever is higher.

Thereafter, pursuant to the shareholders agreement, DOCOMO submitted its request for arbitration on January 3, 2015 to ensure that its right be exercised after Tata Sons had failed to fulfill its obligation, despite DOCOMO’s repeated negotiations with Tata Sons regarding the sale of its entire stake in TTSL.

2.	Summary of the award

The award orders that Tata Sons pay damages to DOCOMO in the amount of approximately US$ 1,172 million for Tata Sons’ breach of the shareholders agreement, upon DOCOMO’s tender of its entire stake in TTSL to Tata Sons or its designee.

3.	Other Matters

As of the date of this press release, some matters remain uncertain, including whether Tata Sons will pay the awarded damages and when the delivery of TTSL’s shares will be made. Accordingly, DOCOMO is not able to predict how events will unfold. The effect on DOCOMO’s corporate earnings for the fiscal year ending March 31, 2017 cannot be forecast at this time due to these uncertainties. DOCOMO will update this information in a timely fashion regarding any matters requiring disclosure.

*	1 rupee = [0.0161 USD as of December 3, 2014, when the option was vested]